Exhibit 99.1

MRMP-Managers LLC and Barnwell Industries’ Largest Independent
Shareholder Group Increases Position in the Company

Group Nominates Five New Directors to the Board for the 2020 Annual Meeting

Group Buys More Shares, Increases Commitment to Fix Barnwell

Company’s Recent Annual Report Highlights Need for Drastic Change

January 2, 2020 -- MRMP-Managers LLC, NLS Advisory Group, Inc., Ned L. Sherwood, and Bradley M. Tirpak announced today that they have sent the following press release and announcement to shareholders of Barnwell Industries, Inc. (NYSE American: BRN) (“Barnwell”).

Dear Fellow Owner,

In March of 2020, Barnwell will hold its annual meeting of stockholders. For the first time ever, shareholders will have a choice between the incumbent board that has failed to deliver for shareholders and a new board that we believe is qualified to turn the company around. We believe drastic change is needed to revive the company.

Since our last announcement, when we nominated five new, highly qualified individuals to the board, we have heard from many shareholders who share our sentiments and support our effort. To make sure that we can contact you with a ballot and communicate with you before the annual meeting, we would like to hear from every shareholder.

Please call us at (646) 921-2080 or contact us via mandriasova@SherwoodFamilyOffice.com

Barnwell recently announced dismal results for fiscal year 2019. The results show that Barnwell recorded its biggest loss of the decade. On almost every metric, we believe the latest annual report highlighted the current management teams’ ineptitude and failures:

•	The company reported a net loss for fiscal year 2019 of $12.4 million.
•	Using the Standardized Method of Cash Flows, the Company reported the value of the Oil and Gas division has dropped from $13.8 million to $2.3 million during the 2019 fiscal year, a staggering drop of 83%. This occurred despite the Company investing $13 million in the Twining acquisition within that division during the previous 2018 fiscal year.
•	The Company reported revenues in the real estate segment dropped from $1.64 million to just $165 thousand, a decrease of 90% during the 2019 fiscal year.
•	With this report, this brings the cumulative loss for the decade consisting of the fiscal years 2009-2019 to over $34.0 million.
•	During this same decade, the stock declined from $4.35 at the end of fiscal year 2009 to $.52 at the end of fiscal year 2019—a loss of 87%.
•	Finally, over this same decade, the executives Morton Kinzler, his son Alex Kinzler, the CFO Russ Gifford, and the board received over $19 million in remuneration!

Obviously, change is long overdue and urgently needed, and, if it is not too late, the five new individuals we have nominated to the board will bring the changes needed to salvage the company.

We recently bought over 275,000 shares in the company because we remain firmly committed to fixing Barnwell. The five individuals we have nominated have the skills, experience, and the ethics to implement the changes needed and offer the best chance for a turnaround.

If you own shares of Barnwell, we want to be able to communicate our turnaround plans with you before the annual meeting.

Please call us at (646) 921-2080 or contact us via mandriasova@SherwoodFamilyOffice.com

Sincerely,

Ned L. Sherwood and Bradley M. Tirpak

Ned L. Sherwood, Bradley M. Tirpak, NLS Advisory Group, Inc., and MRMP-Managers LLC intend to make a filing with the SEC of a proxy statement and accompanying proxy card to solicit votes for the election of director nominees at the 2020 annual meeting of shareholders of Barnwell Industries, Inc. Ned L. Sherwood Revocable Trust, of which Ned L. Sherwood is the beneficiary and the trustee, holds 238,038 shares of common stock of Barnwell, and MRMP-Managers LLC, of which Mr. Sherwood is the Chief Investment Officer, holds 948,402.138 shares of common stock of Barnwell. Mr. Sherwood is deemed to beneficially own all of these shares.  Bradley M. Tirpak holds 34,127 shares of common stock of Barnwell. Ned L. Sherwood, Bradley M. Tirpak, NLS Advisory Group, Inc., and MRMP-Managers LLC, and their nominees to the Barnwell board are the participants in this proxy solicitation.  Information regarding the participants and their interests in the solicitation will be included in their proxy statement and other materials filed with the SEC.

SHAREHOLDERS OF BARNWELL SHOULD READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE ANNUAL MEETING, THE NOMINEES TO THE BOARD, AND SOLICITATION OF PROXIES.  THESE PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

Contact:

Maria Andriasova

NLS Advisory Group, Inc.

(646) 921-2080

mandriasova@SherwoodFamilyOffice.com